Exhibit 3.1

RESTATED

CERTIFICATE OF INCORPORATION

OF

INTERNET BRANDS, INC.

FIRST.                                                           The name of the corporation is Internet Brands, Inc. (the “Corporation”).

SECOND.                                            The address of the Corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904.  The name of its registered agent at such address is National Registered Agents, Inc.

THIRD.                                                       The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.                                           The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, par value $0.01 per share.

FIFTH.                                                          The board of directors of the Corporation, acting by the vote of any member or members of the board of directors representing a majority of the votes entitled to be cast at a meeting of the board of directors, is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SIXTH.

(a)  Limitation of Director’s Liability. To the fullest extent not prohibited by the General Corporation Law of Delaware as the same exists or as it may hereafter be amended, a director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for conduct as a director.

(b)  Indemnification of Directors and Officers. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding; provided, however, that the foregoing provisions shall not require the Corporation to indemnify a person in connection with a Proceeding initiated by such person unless the Proceeding was authorized by the board of directors.

(c)  Indemnification of Corporate Agents. The Corporation may indemnify to the fullest extent not prohibited by law any person made or threatened to be made a party to any Proceeding, by reason of the fact that such person, such person’s testator or intestate is or was an employee benefit plan fiduciary, agent or employee of the Corporation or serves or served at the request of the Corporation as a director, officer, agent, employee benefit plan fiduciary or employee of another corporation, partnership, limited liability company, joint venture, trust or other entity or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

(d)  Repeal or Modification. Neither any amendment or repeal of this Article Sixth, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article Sixth, shall eliminate or reduce the effect of this Article Sixth, in respect of any matter occurring, or any action or Proceeding accruing or arising or that, but for this Article Sixth, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.